

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 1, 2017

Dax A. Sanders
Chief Financial Officer
Kinder Morgan Canada Limited
Suite 2700, 300 – 5th Avenue S.W.
Calgary, Alberta T2P 5J2

> **Re: Kinder Morgan Canada Limited**
> **Form 10-12G**
> **Filed November 3, 2017**
> **File No. 0-55864**

Dear Mr. Sanders:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Business, page 1

Our Corporate History and Background, page 1

1.   We note your disclosure here that each "Class B Unit is accompanied by a Special Voting Share." Please also disclose here the voting rights of the Class A Unit holders.

2.   Briefly expand your discussion in the third paragraph to clarify, if true, that each of the Restricted and Special Voting Shares vote as a class and the Restricted Voting Shares will not hold more than 30% of your Voting Shares, even if more Restricted Voting Shares are issued.

3.   We note that on page 45 of the IPO prospectus, you provide a more detailed chart of your structure, operations and relationships with affiliates. Please explain to us why you believe that the chart on page 2 is more informative.

Our Business Segments, page 3

4.   Please provide support or attribute the source for any factual assertions in your registration statement. By way of example only, we refer you to the following statements:

- In Alberta, we have one of the largest integrated networks of crude tank storage and rail terminals in Western Canada and the largest merchant terminal storage facility in the Edmonton market.

- We also operate the largest origination crude by rail loading facility in North America.

- In British Columbia, we control the largest mineral concentrate export/import facility on the west coast of North America through our Vancouver Wharves Terminal, transferring over four million tons of bulk cargo and 1.5 million barrels of liquids annually.

Financial Highlights and Growth Estimates, page 16

5.   We note your presentation of projected Adjusted EBITDA for 2018 and 2020. Expand the presentation to include a reconciliation to the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.

6.   Please clarify why you have not presented projected Adjusted EBITDA for 2019.

7.   Within the discussion of the projected Adjusted EBITDA assumptions, you discuss the impacts of capitalized equity financing costs.   Please provide further information regarding this adjustment including, but not limited to, the nature of the adjustment and how amounts for each period are calculated.

8.   Please explain how you considered the guidance in Item 10(b) of Regulation S-K when preparing and presenting the projected Adjusted EBITDA measures.

Risk Factors, page 33

9.   We note your disclosure on page F-16 regarding the numerous legal challenges relating to the Trans Mountain Expansion Project. Please include a risk factor highlighting the principal risks associated with the pending litigation.

Management's Discussion and Analysis, page 48

Results of Operations, page 50

Consolidated Earnings Results, page 51

10.   When multiple factors contribute to material changes in a line item, please revise your disclosures to quantify the impact of each factor. For example, in your discussion of net income for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016, you disclose that the decrease from the prior year "is primarily attributable to the change in foreign exchange gains (losses) on the KMI Loans" and that the "remainder of the decrease is largely attributable to decreased results on our Cochin and Puget Sound pipelines…increased general and administrative expense and DD&A expense…."   Please separately quantify each of these significant factors. Refer to Item 303(b) of Regulation S-K.

Non-GAAP Financial Measures, page 52

11.   We note you use Adjusted EBITDA as a liquidity measure and reconcile it to net income. Please tell us why you believe net income rather than cash flows from operating activities is the most directly comparable GAAP measure.

Dividends, page 79

12.   Given that "[t]he terms of the Series 1 Preferred Shares and the Series 2 Preferred Shares prohibit us from declaring or paying dividends on the Restricted Voting Shares unless all dividends on the Series 1 Preferred Shares, the Series 2 Preferred Shares have been paid," and given that you have issued Series 1 Preferred since the time of your IPO, tell us whether you anticipate any impact on the payment of dividends to holders of Restricted Shares over the next twelve months.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, me at (202) 551-3642 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Troy Harder
        Bracewell LLP